Exhibit 99.3

PHILIP GREEN TO SUCCEED JOHN ROBERTS AS CHIEF EXECUTIVE

United Utilities PLC announced today that Philip Green has been appointed as its new Chief Executive with effect from 31 March 2006.

Philip Green, aged 52, brings with him an impressive management record, having led highly competitive, customer-focused, international service companies.

In his most recent role, Philip Green led the container shipping company Royal P&O Nedlloyd through its successful listing in 2004 and subsequent agreed acquisition by AP Moller-Maersk A/S earlier this year, delivering significant value for shareholders. Prior to that, Philip Green was a main board director and Chief Operating Officer at the global information company Reuters Group plc, overseeing significant restructuring, cost reduction and customer service improvement. From 1990 to 1999 he was at DHL, the global market leader for cross-border express delivery, becoming Chief Operating Officer for Europe and Africa in 1994.

He is married with two grown up children and studied Economics and Politics at the University of Wales, followed by an MBA at London Business School.

Philip Green succeeds John Roberts CBE, who is retiring at the end of March 2006 following six years with the company. Philip Green will take office as CEO-Designate and join the Board with effect from 20 February 2006.

Sir Richard Evans, Chairman of United Utilities, said:

‘I am delighted that Philip Green has agreed to join United Utilities. This is the successful conclusion to a rigorous search process from a very strong list of candidates. Philip has shown he can deliver inspirational management, strong growth and shareholder performance across a diverse range of highly competitive business activities and I welcome him to our Board.’

Sir Richard added:

‘I would like to take this opportunity to thank John Roberts for his outstanding leadership over the last six years and to wish him all the best for the future.

‘John has led the company’s transformation since 1999 into one of Britain’s top businesses. His vision, commitment and drive have established a firm foundation for our licensed multi-utility businesses, including implementing an unprecedented investment programme in the North West and transforming the water and environmental quality in the region. At the same time he and his team opened up new areas of growth in the support services of infrastructure management and business process outsourcing. This strategy has delivered considerable value for shareholders.’

Philip Green said: ‘I am delighted to be joining United Utilities, which I regard as one of the best managed and most exciting companies in the utilities sector. I am committed to United Utilities’ successful multi-utility strategy and to its dividend policy. I look forward to leading the company and its committed workforce in our drive to beat regulatory targets and to further enhance growth in its support services businesses.’

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For further information, please contact:
Evelyn Brodie, Head of Corporate and Financial Communications, United Utilities, 0207 307 0309

www.unitedutilities.com